The Mosaic Company

BMO Global Farm to Market Conference

May 17, 2023



Forward Looking Statements & Non-GAAP Financial Measures



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about proposed or pending future transactions or strategic plans and other statements about future financial and operating results. Such statements are based upon the current beliefs and expectations of The Mosaic Company's management and are subject to significant risks and uncertainties. These risks and uncertainties include, but are not limited to: political and economic instability and changes in government policies in Brazil and other countries in which we have operations; the predictability and volatility of, and customer expectations about, agriculture, fertilizer, raw material, energy and transportation markets that are subject to competitive and other pressures and economic and credit market conditions; the level of inventories in the distribution channels for crop nutrients; the economic impact and operating impacts of the coronavirus (Covid-19) pandemic, the effect of future product innovations or development of new technologies on demand for our products; changes in foreign currency and exchange rates; international trade risks and other risks associated with Mosaic's international operations and those of joint ventures in which Mosaic participates, including the performance of the Wa'ad Al Shamal Phosphate Company (also known as MWSPC), the future success of current plans for MWSPC and any future changes in those plans; difficulties with realization of the benefits of our natural gas based pricing ammonia supply agreement with CF Industries, Inc., including the risk that the cost savings initially anticipated from the agreement may not be fully realized over its term or that the price of natural gas or ammonia during the term are at levels at which the pricing is disadvantageous to Mosaic; customer defaults; the effects of Mosaic's decisions to exit business operations or locations; changes in government policy; changes in environmental and other governmental regulation, including expansion of the types and extent of water resources regulated under federal law, carbon taxes or other greenhouse gas regulation, implementation of numeric water quality standards for the discharge of nutrients into Florida waterways or efforts to reduce the flow of excess nutrients into the Mississippi River basin, the Gulf of Mexico or elsewhere; further developments in judicial or administrative proceedings, or complaints that Mosaic's operations are adversely impacting nearby farms, business operations or properties; difficulties or delays in receiving, increased costs of or challenges to necessary governmental permits or approvals or increased financial assurance requirements; resolution of global tax audit activity; the effectiveness of Mosaic's processes for managing its strategic priorities; adverse weather conditions affecting operations in Central Florida, the Mississippi River basin, the Gulf Coast of the United States, Canada or Brazil, and including potential hurricanes, excess heat, cold, snow, rainfall or drought; actual costs of various items differing from management's current estimates, including, among others, asset retirement, environmental remediation, reclamation or other environmental regulation, Canadian resources taxes and royalties, or the costs of the MWSPC; reduction of Mosaic's available cash and liquidity, and increased leverage, due to its use of cash and/or available debt capacity to fund financial assurance requirements and strategic investments; brine inflows at Mosaic's potash mines; other accidents and disruptions involving Mosaic's operations, including potential mine fires, floods, explosions, seismic events, sinkholes or releases of hazardous or volatile chemicals; and risks associated with cyber security, including reputational loss; as well as other risks and uncertainties reported from time to time in The Mosaic Company's reports filed with the Securities and Exchange Commission. Actual results may differ from those set forth in the forward-looking statements.

Non-GAAP Financial Measures

This presentation includes the presentation and discussion of non-GAAP diluted net earnings per share guidance, or adjusted EPS, and adjusted EBITDA, adjusted gross margin referred to as non-GAAP financial measures and free cash flow. Generally, a non-GAAP financial measure is a supplemental numerical measure of a company's performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with U.S. generally accepted accounting principles, or GAAP. Non-GAAP financial measures should not be considered as substitutes for, or superior to, measures of financial performance prepared in accordance with GAAP. In addition, because non-GAAP measures are not determined in accordance with GAAP, they are thus susceptible to varying interpretations and calculations and may not be comparable to other similarly titled measures of other companies. Adjusted metrics, including adjusted EPS and adjusted EBITDA are calculated by excluding the impact of notable items from the GAAP measure. Notable items impact on gross margin and EBITDA is pretax. Notable items impact on diluted net earnings per share is calculated as the notable item amount plus income tax effect, based on expected annual effective tax rate, divided by diluted weighted average shares. Free cash flow is defined as net cash provided by operating activities less capital expenditures, and adjusted for changes in working capital financing. Management believes that these adjusted measures provide securities analysts, investors, management and others with useful supplemental information regarding our performance by excluding and/or including certain items that may not be indicative of, or are unrelated to, our core operating results. Management utilizes these adjusted measures in analyzing and assessing Mosaic's overall performance and financial trends, for financial and operating decision-making, and to forecast and plan for future periods. These adjusted measures also assist our management in comparing our and our competitors' operating results.

Solid Agricultural Fundamentals

Slow down in yield growth in recent years has pushed our stocks-to-use ratio metric below 15%, a 25-year low and unlikely to recover in a single season.



Grain and Oilseed Stocks
World Less China

Source: USDA April 2023

Solid Agricultural Fundamentals

Lower fertilizer prices, combined with still-elevated ag commodity prices, have pushed fertilizer affordability metrics to levels that have historically been conducive to demand.



Plant Nutrient Affordability
Ferts Price Index / Crop Price Index

Source: Weekly Price Publications, CME, KLSE, USDA, AAPFCO, Mosaic
Fertilizer prices as of April 27, 2023

Strong North American Spring Shipments

Mosaic's April shipments to North American customers represent the highest level in the last five years. We expect international shipments to reflect similar demand trends as the year progresses.



Total Phosphates Segment April Shipments

Phosphates	April 2023
Total Sales Volumes (000 tonnes)	677
Sales Revenues (millions)	$519



Total Potash Segment April Shipments

Potash	April 2023
Sales Volumes (000 tonnes)	939
Sales Revenues (millions)	$405

Spring Pricing Remains Attractive

Mosaic's realizations reflect in-country Midwest levels that are significantly higher than recent quotes at New Orleans, where little volume is currently being transacted.



DAP: ~$695/st ($765/mt)
MOP: ~$470/st ($515/mt)

DAP: ~$520/st ($572/mt)
MOP: ~$400/st ($440/mt)

First Quarter Operational Highlights

Phosphates
- Best quarterly production since 2021, as operations recovered from second half 2022 disruptions that were resolved in the early part of the first quarter
- Costs expected to reflect improved benefit from lower raw material prices and higher volumes as the year progresses



Potash
- First quarter shipments accelerated toward the end of the first quarter and have continued in April
- Evidence of North America market share gains
- We are committed to a disciplined approach of producing only what the market needs



Mosaic Fertilizantes
- First quarter results reflected destocking of high-cost inventory; Effort now largely complete
- Margins in the second quarter expected to trend back toward mid-cycle levels



Mosaic®

2023 Capital Allocation

Our capital allocation strategy remains unchanged.

Invest in the Business

High-returning, modest investments

- Total capital expenditures of $1.3 - $1.4 billion
- Includes ~$500 million in growth investments
- Sustaining includes expenditures on operational improvements, environmental requirements, lease-to-buy

Maintain Strong Balance Sheet

Current balance sheet reflects investment grade metrics

- Expect to refinance $900 million of long-term debt that matures in the fourth quarter of 2023

Return Capital to Shareholders

Continue returning virtually all Free Cash Flow to shareholders

- $0.80 per share regular common dividend target
- $0.25 per share special dividend distributed in the first quarter
- Year-to-date share repurchases of $456 million

Investor Contact:
Paul Massoud
813-775-4260
paul.massoud@mosaicco.com





Appendix



First Quarter 2023 Performance

	CONSOLIDATED REVENUES	OPERATING EARNINGS	NET EARNINGS	ADJUSTED[1] EBITDA
	$3,604M	**$545M**	**$435M**	**$777M**
	-8% Y/Y	*-57% Y/Y*	*-63% Y/Y*	*-46% Y/Y*

	PHOSPHATES			POTASH			MOSAIC FERTILIZANTES		
	Net Revenues	Operating Earnings	Adjusted EBITDA[1]	Net Revenues	Operating Earnings	Adjusted EBITDA[1]	Net Revenues	Operating Earnings	Adjusted EBITDA[1]
Q1 2023	**$1,382M**	**$266M**	**$382M**	**$907M**	**$402M**	**$474M**	**$1,343M**	**$(32)M**	**$3M**
Q1 2022	$1,496M	$493M	$632M	$1,060M	$563M	$651M	$1,488M	$187M	$233M

Returned $608 million through Share Repurchases and Dividends

[1]See Non-GAAP Financial Measures for additional information

11

Potash

	Q1 2023	Q1 2022	Variance
Sales Volumes (mt in millions)	1.910	1.792	0.118
MOP Selling Price (FOB Mine) ($/mt)	$ 421	$ 582	$ (161)
MOP cash costs of production (excl Brine) ($/mt)	$ 81	$ 81	$ -
Brine Magagement Cash Costs ($ in millions)	$ -	$ -	$ -
$ in millions			
Gross Margin	$ 413	$ 579	$ (166)
Operating Earnings	$ 402	$ 563	$ (161)
Depreciation, Depletion and Amortization	$ 70	$ 77	$ (7)
Notables in Operating Earnings	$ -	$ (9)	$ 9
Adjusted EBITDA[1]	$ 474	$ 651	$ (177)
FX rate (CAD/USD)	1.35	1.27	0.09


Q/Q Adjusted EBITDA(1) Bridge
$(177)
$ in millions
$651
$(226)
$36
$54
$(7)
$(10)
$(24)
$474
Q1 2022 Adjusted EBITDA
Sales Price
CRT
Sales Volume
Plant Spending / Absorption
Idle/TA
Other
Q1 2023 Adjusted EBITDA

[1] *See Non-GAAP Financial Measures for additional information*

Phosphate

	Q1 2023	Q1 2022	Variance
Sales Volumes (mt in millions)	1.836	1.661	0.175
DAP Selling Price (FOB Plant) ($/mt)	$ 660	$ 785	$ (125)
Production volume (mt in millions)	1.836	1.745	0.091
FL Cash Rock Cost of production ($/mt)	$ 58	$ 50	$ 8
Cash Conversion Cost of production ($/mt)	$ 96	$ 76	$ 20

$ in millions			
Gross Margin	$ 259	$ 528	$ (269)
Operating Earnings	$ 266	$ 493	$ (227)
Depreciation, Depletion and Amortization	$ 116	120	$ (4)
Notables in Operating Earnings	$ 19	$ (13)	$ 32
Adjusted EBITDA[1]	$ 382	$ 632	$ (250)

Q/Q Adjusted EBITDA[1] Bridge



[1]See Non-GAAP Financial Measures for additional information

Mosaic Fertilizantes

	Q1 2023	Q1 2022	Variance
Sales Volumes (mt in millions)	2.080	1.822	0.258
Average Finished Product Selling Price ($/mt)	$ 646	$ 817	$ (171)
MAP Price (delivered price to third party) ($/mt)	$ 669	$ 882	$ (213)
Cash Rock Cost production (R$/mt)	$ 606	$ 557	$ 49
Phosphate Cash Conversion Cost (R$/mt)	$ 538	$ 403	$ 135
$ in millions			
Gross Margin	$ (1)	$ 219	$ (220)
Operating Earnings	$ (32)	$ 187	$ (219)
Depreciation, Depletion and Amortization	$ 32	$ 25	$ 7
Notables in Operating Earnings	$ -	$ (18)	$ 18
Adjusted EBITDA[1]	$ 3	$ 233	$ (230)
FX rate (BRL/USD)	5.20	5.24	(0.04)


Q/Q Adjusted EBITDA(1) Bridge
$(230)
$233
$(255)
$88
$(21)
$(2)
$(40)
$3
$ in millions
Q1 2022 Adjusted EBITDA
Sales Price
Product Cost
Sales Volume
Idle/TA
Other
Q1 2023 Adjusted EBITDA

[1] *See Non-GAAP Financial Measures for additional information*

Reconciliation of non GAAP measures

Consolidated Earnings (*in millions*)	Q1 2023	Q1 2022
Consolidated net earnings attributable to Mosaic	$435	$1,182
Less: Consolidated interest expense, net	(41)	(40)
Plus: Consolidated depreciation, depletion and amortization	220	226
Plus: Accretion expense	23	20
Plus: Share-based compensation expense	12	16
Plus: Consolidated provision for income taxes	118	372
Less: Equity in net earnings (loss) of nonconsolidated companies, net of dividends	6	31
Plus: Notable items	(66)	(374)
Adjusted EBITDA	$777	$1,451
Diluted earnings per share	$1.28	$3.19
Notable items impact on earnings per share	0.14	0.78
Adjusted diluted earnings per share	$1.14	$2.41

Reconciliation of non GAAP measures

Potash Earnings (*in millions*)	Q1 2023	Q1 2022
Operating earnings	$402	$563
Plus: Depreciation, depletion and amortization	70	77
Plus: Accretion expense	2	2
Plus: Foreign exchange gain (loss)	3	17
Plus: Other income (expense)	-	-
Plus: Notable items	(3)	(8)
Adjusted EBITDA	$474	$651

Reconciliation of non GAAP measures

Phosphate Earnings (*in millions*)	Q1 2023	Q1 2022
Operating earnings	$266	$493
Plus: Depreciation, depletion and amortization	116	120
Plus: Accretion expense	16	13
Plus: Foreign exchange gain (loss)	(2)	(7)
Plus: Dividends received from equity investment	25	-
Less: Earnings (loss) from consolidated noncontrolling interests	25	4
Plus: Notable items	(14)	17
Adjusted EBITDA	$382	$632

Reconciliation of non GAAP measures

Mosaic Fertilizantes Earnings (*in millions*)	Q1 2023	Q1 2022
Operating earnings (loss)	$(32)	$187
Plus: Depreciation, depletion and amortization	32	25
Plus: Accretion expense	5	4
Plus: Foreign exchange gain (loss)	23	119
Plus: Other income (expense)	(1)	(1)
Less: Earnings (loss) from consolidated noncontrolling interests	-	-
Plus: Notable items	(24)	(101)
Adjusted EBITDA	$3	$233